                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                ANTEC CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    03664P105
                                 (CUSIP Number)

      Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                            Tele-Communications, Inc.
     Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111, (303-267-5500)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 1997
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 03664P105                   13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TELE-COMMUNICATIONS, INC.
      84 - 1260157

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      OO

------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                           [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,181,341 Shares*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,181,341 Shares*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      7,181,341 Shares*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      18.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      HC, CO

------------------------------------------------------------------------------
*Including the 6,327,000 shares currently beneficially owned by TCI together with the additional 854,341 shares TCI would acquire upon the exercise of stock options. (See Items 3 and 5)

Cusip No. 03664P105


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )

                                  Statement of

                            TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                ANTEC CORPORATION
                          (Commission File No. 022336)


ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Statement on Schedule 13D (the "Statement"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of Antec Corporation, a Delaware corporation ("Antec"). TCI received its shares of Antec Common Stock by means of the merger of TSX Corporation, a Nevada corporation ("TSX"), into a wholly owned subsidiary of Antec on February 7, 1997 (the "Merger"). Prior to the Merger, TCI beneficially owned 7,181,341 shares of TSX common stock. In the Merger, each issued and outstanding share of TSX common stock was converted into one share of Antec Common Stock.

         Antec's principal executive offices are located at 2850 West Golf Road, Rolling Meadows, Illinois 60008.


ITEM 2.  Identity and Background
         -----------------------

         This Statement is being filed by TCI whose principal business and office address is 5619 DTC Parkway, Englewood, Colorado 80111.

         TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been

Cusip No. 03664P105


engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of
TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         TCI currently beneficially owns through a subsidiary a total of 7,181,341 shares of Common Stock. Such beneficial ownership is comprised of 6,327,000 shares of Common Stock and stock options to acquire up to an additional 854,341 shares of Common Stock (the "TCI Options").

         The TCI Options were originally granted by TSX and originally related to TSX common stock. Antec assumed the liability of such TSX stock options in the Merger. The TCI Options are exercisable for Antec Common Stock on the same terms as related to the TSX stock options. TCI did not pay any new consideration in connection with the Merger. For additional information regarding the terms of the stock options granted by TSX, please refer to Amendment No. 3 to TCI's filing on Schedule 13D which related to TCI's ownership of TSX common stock. Such filing is hereby incorporated herein by reference.


ITEM 4.  Purpose of Transaction
         ----------------------

         Except as otherwise described below, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of Antec, or any disposition of securities of Antec; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Antec or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Antec or any of its subsidiaries; (iv) any change in the present board of directors or management of Antec, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Antec; (vi) any other material change in Antec's business or corporate structure; (vii) any changes in Antec's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of Antec by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Antec;
(ix) any termination of registration pursuant to section 12(g)(4) of the Act, as amended, of a class of equity securities of Antec; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to Antec at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as Antec's business and prospects, other developments concerning Antec, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of Antec. In particular, TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of Antec in open market or privately negotiated transactions. Further, TCI may elect to dispose of all or a portion of its holdings of shares of the Common Stock of Antec or to change its intention with respect to any or all of the matters referred to in this Item at any time in the future.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) TCI presently beneficially owns 7,181,341 shares of the Common Stock. Of the 7,181,341 shares beneficially owned, 6,327,000 shares are currently owned of record by a subsidiary of TCI and an additional 854,341 shares may be acquired upon the exercise of the TCI Options. The 7,181,341 shares of Common Stock beneficially owned by TCI represent 18.3% of the 38,419,782 shares of Antec Common Stock outstanding immediately after the Merger, as reported by Antec in its Joint Proxy Statement-Prospectus dated December 31, 1996.

         Bernard W. Schotters, Senior Vice President and Treasurer of TCI Communications, Inc., presently jointly beneficially owns with his spouse, 24,000 shares of the Common Stock. Mr. and Mrs. Schotters' beneficial ownership of 24,000 shares of the Common Stock represents less than 1% of the 38,419,782 shares of Antec Common Stock outstanding immediately after the Merger.

         Fred A. Vierra, Executive Vice President of TCI, presently jointly beneficially owns with his spouse 7,500 shares of the Common Stock. Mr. and Mrs. Vierra's beneficial ownership of 7,500 shares of the Common Stock represents less than 1% of the 38,419,782 shares of Antec Common Stock outstanding immediately after the Merger.

         Other than Mr. Schotters and Mr. Vierra, none of the Schedule 1 Persons has any interest in any securities of Antec.

         (b) TCI has the sole power to vote or to direct the voting of the shares of the Common Stock that TCI beneficially owns. TCI has the sole power to dispose of, or to direct the disposition of the shares of Common Stock that TCI beneficially owns.

         To the knowledge of TCI, Mr. and Mrs. Schotters, and Mr. and Mrs. Vierra each have sole power to vote or to direct the voting of the shares of Common Stock that they beneficially own, respectively. To the knowledge of TCI, Mr. and Mrs. Schotters, and Mr. and Mrs. Vierra each have sole power to dispose of, or to direct the disposition of the shares of Common Stock that they beneficially own,

Cusip No. 03664P105


respectively. To the knowledge of TCI, the representations contained in the fourth paragraph of Item 2 hereof are also applicable to Mrs. Schotters and Mrs. Vierra, respectively. Mrs. Schotters' mailing address is 19029 E. Davis Place, Aurora, Colorado 80016, and Mrs. Schotters is not presently employed. Mrs. Vierra's mailing address is 77 Glenmoor Drive, Englewood, Colorado 80111, and Mrs. Vierra is not presently employed.

                  (c) Except for the receipt of Antec Common Stock in connection with the Merger, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the Common Stock of Antec during the past sixty (60) days.

                  (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by TCI.

                  To the knowledge of TCI, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by either Mr. and Mrs. Schotters or Mr. and Mrs. Vierra, respectively.

                  (e)  Not applicable.

ITEM 6.           Contracts, Arrangements, Understandings or Relationships
                  --------------------------------------------------------
                  with Respect to Securities of the Issuer
                  ----------------------------------------

                  Antec and TCI executed a Registration Rights Agreement, dated as of October 29, 1996, wherein Antec granted demand and incidental registration rights to TCI. The registration rights related to all of the Common Stock presently beneficially owned by TCI and related to any Common Stock that TCI might acquire during the term of the Registration Rights Agreement. A copy of the Registration Rights Agreement is filed herewith as Exhibit 7(A) and is incorporated herein by reference.


ITEM 7.           Material to be Filed as Exhibits
                  --------------------------------

                  (A) Registration Rights Agreement, dated as of October 29, 1996, between Antec and TCI.

Cusip No. 03664P105


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


March 3, 1997                               TELE-COMMUNICATIONS, INC.



                                                 /s/ Stephen M. Brett
                                            ---------------------------
                                            Stephen M. Brett
                                            Executive Vice President and
                                            General Counsel

         Cusip No. 03664P105


                                   SCHEDULE 1
                                   ----------

               Directors, Executive Officers & Controlling Persons
                                       of
                        Tele-Communications, Inc. ("TCI")

                      DIRECTORS
                      ---------

Name                    Principal Occupation &                                   Principal Business or Organization in
----                    Business Address                                         Which such Employment Is Conducted
                        ----------------------                                   Investment Services
                                                                                 -------------------------------------
Tony Lee Coelho         Director of TCI; Chairman of the Board & Chief           Cable television & telecommunications
                        Executive Officer of ETC w/tci, Inc.; Chairman           & programming services
                        & Chief Executive Officer of Coelho Associates,
                        LLC
                        1325 Avenue of the Americas,
                        26th Floor
                        New York, New York 10019

Donne F. Fisher         Consultant & Director of TCI                             Cable television & telecommunications
                        5619 DTC Parkway                                         & programming services
                        Englewood, CO 80111

John W. Gallivan        Director of TCI; Chairman of the Board                   Newspaper publishing
                        of Kearns-Tribune Corporation
                        400 Tribune Building
                        Salt Lake City, UT 84111

Paul A. Gould           Director of TCI, Managing Director of                    Investment banking services
                        Allen & Company Incorporated
                        711 5th Avenue
                        New York, New York 10022

Jerome H. Kern          Director of TCI; Business Consultant; Special            Business Consulting; Law
                        Counsel to Baker & Botts, L.L.P.
                        5619 DTC Parkway
                        Englewood, CO 80111

Kim Magness             Director of TCI & TCI Communications, Inc.;              Management of personal investments
                        Manages various personal investments;
                        4000 E. Belleview
                        Englewood, CO 80111

John C. Malone          Chairman of the Board, Chief Executive Officer &         Cable television & telecommunications
                        Director of TCI                                          & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

         Cusip No. 03664P105

Robert A.               Director of TCI; President & Chief Executive             Motion Picture Industry
                        Officer of
Naify                   Todd-AO Corporation;
                        172 Golden Gate Avenue
                        San Francisco, CA 94102

JC Sparkman             Director of TCI                                          Cable television & telecommunications
                        5619 DTC Parkway                                         & programming services
                        Englewood, CO 80111


                                          EXECUTIVE OFFICERS
                                          ------------------

Name                    Principal Occupation &                                   Principal Business or Organization in
----                    Business Address                                         Which such Employment Is Conducted
                        ----------------------                                   -------------------------------------

Peter R. Barton         Executive Vice President of TCI                          Cable television & telecommunications
                        5619 DTC Parkway                                         & programming services
                        Englewood, CO 80111

Gary K. Bracken         Senior Vice President & Controller                       Cable television & telecommunications
                        of TCI Communications, Inc.                              & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Stephen M. Brett        Executive Vice President, Secretary                      Cable television & telecommunications
                        & General Counsel of TCI                                 & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Brendan R. Clouston     Executive Vice President & Chief Financial               Cable television & telecommunications
                        Officer of TCI                                           & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Leo J. Hindery          President and Chief Operating Officer of TCI             Cable television & telecommunications
                        5619 DTC Parkway                                         & programming services
                        Englewood, CO 80111

Barry P. Marshall       Executive Vice President of TCI                          Cable television & telecommunications
                        Communications, Inc. 5619 DTC Parkway                    & programming services
                        Englewood, CO 80111

Larry E. Romrell        Executive Vice President of TCI                          Cable television & telecommunications
                        5619 DTC Parkway                                         & programming services

         Cusip No. 03664P105

                        Englewood, CO 80111

Bernard W.              Senior Vice President - Finance & Treasurer of           Cable television & telecommunications
Schotters, II           TCI Communications, Inc.                                 & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Robert N. Thomson       Senior Vice President - Government Affairs of            Cable television & telecommunications
                        TCI Communications, Inc.                                 & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Fred A. Vierra          Executive Vice President of TCI                          Cable television & telecommunications
                        5619 DTC Parkway                                         & programming services
                        Englewood, CO 80111

  Cusip No. 03664P105


--------------------------------------------------------------------------------
  EXHIBIT                         EXHIBIT                               PAGE
  NUMBER
--------------------------------------------------------------------------------
  7(A)        Registration Rights Agreement, dated as of October 29,    12
              1996 between Antec and TCI.